Exhibit (a)(36)

Email to Employees Declining to Participate in Option Exchange Program

Subject: Confirmation of Decision not to Participate in the Option Exchange Program

The purpose of this email is to confirm your election to decline to participate in the Option Exchange Program. Note that you have until the Expiration Date to change your mind and alter your election. If you change your election, you will receive another e-mail confirmation with your new election choices. Should issues arise regarding your participation in the Option Exchange Program, i2 will rely on the most recently completed and signed confirmation.

If you have any questions or problems, please e-mail the Option Exchange team at OptionExchange@i2.com.